[redacted]

10026816

SEC Mail
Mail Processing
Section

FEB 24 2010

Washington, DC
109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontegra Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Skokie Blvd., Suite 500
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D. Forsyth, III — 847-509-9860 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackman Kallick, LLP
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, Suite 900	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/8

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Forsyth, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontegra Strategies, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/19/2010

OFFICIAL SEAL
MELISSA R ERICKSON
Notary Public - State of Illinois
My Commission Expires Aug 25, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontegra Strategies, LLC

Year Ended December 31, 2009

Contents

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report

Member
Frontegra Strategies, LLC
Northbrook, Illinois

We have audited the accompanying statement of financial condition of **Frontegra Strategies, LLC** as of December 31, 2009, and the related statements of loss and members' equity and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Frontegra Strategies, LLC** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Blackman Kallick, LLP

February 11, 2010

Frontegra Strategies, LLC

Statement of Financial Condition

December 31, 2009

Assets

Current Assets		
Cash	$	86,501
Due from affiliate		7,391
Prepaid expenses		104
	$	**93,996**

Liabilities and Members' Equity

Members' Equity	**$**	**93,996**

The accompanying notes are an integral part of the financial statements.

Exhibit B

Frontegra Strategies, LLC

Statement of Loss and Member's Equity

Year Ended December 31, 2009

Revenue - Fees	$ -
Expenses	
Professional fees	33,569
Insurance	1,000
State registration and filing fees	36,687
Office	3,958
Other	1,035
Total Expenses	76,249
Net Loss	(76,249)
Members' Equity, Beginning of Year	97,745
Members' Contributions	72,500
Members' Equity, End of year	**$ 93,996**

The accompanying notes are an integral part of the financial statements.

Frontegra Strategies, LLC

Statement of Cash Flows

Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net loss	$ (76,249)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in prepaid expenses	1,609
Decrease in accrued expenses	(50)
Net Cash Used in Operating Activities	(74,690)
Cash Flows from Financing Activities	
Advance to affiliate	(7,391)
Members' contributions	72,500
Net Cash Provided by Financing Activities	65,109
Net Decrease in Cash	(9,581)
Cash, Beginning of Year	96,082
Cash, End of Year	**$ 86,501**

The accompanying notes are an integral part of the financial statements.

Note 1 - Industry Operations

Frontegra Strategies, LLC (formerly known as Frontegra Alternative Strategies, LLC) (the Company) was formed on March 15, 2005 as a Delaware limited liability company. The Company is a registered securities broker-dealer that provides investment banking and financial advisory services to institutional money managers, who privately place nonregistered securities.

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company

As a limited liability company, each member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and each member's interest is proportional to the number of equity units acquired by the member to the total number of units issued by the Company. Allocation of profits, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

Cash

The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is realized from fees for services provided, or as a percentage of the amount of securities raised. These fees are recognized as earned when the related deal is consummated. No revenues were recognized in 2009 as no deals were consummated in that year.

Subsequent Events

The Company has evaluated subsequent events through February 11, 2010, the date the financial statements were available to be issued.

Note 3 - Due From Affiliate

During the year ended December 31, 2009, the Company made an advance for legal services on behalf of an affiliate that is solely owned by the Company's majority member in the amount of $7,391.

Note 4 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Per this rule, the Company, as a broker-dealer, is required to maintain "net capital" of 6 2/3% of "aggregate indebtedness" or $25,000, whichever is greater, as these terms are defined.

Net capital and net capital requirements change from day to day but, as of December 31, 2009, the Company had net capital and net capital requirements of approximately $86,000 and $25,000, respectively. The net capital rule may effectively restrict the payment of dividends.

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Members
Frontegra Strategies, LLC
Northbrook, Illinois

We have audited the accompanying financial statements of **Frontegra Strategies, LLC** as of and for the year ended December 31, 2009, and have issued our report thereon dated February 11, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick, LLP

February 11, 2010

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

1.	Total ownership equity from Statement of Financial Condition - Item 1800				$	93,996	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital				$	-	[3490]
3.	Total ownership equity qualified for Net Capital				$	93,996	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital				$	-	[3520]
	B. Other (deductions) or allowable credits (List)				$	-	[3525]
5.	Total capital and allowable subordinated liabilities				$	93,996	[3530]
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	(104)	[3540]			
	B. Secured demand note deficiency	$	-	[3590]			
	C. Commodity futures contracts and spot commodities - Proprietary capital charges	$	-	[3600]			
	D. Other deductions and/or charges		-	[3610]	$	(104)	[3620]
7.	Other additions and/or allowable credits (List)				$	-	[3630]
8.	Net Capital before haircuts on securities positions				$	93,892	[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):						
	A. Contractual securities commitments	$	-	[3660]			
	B. Subordinated securities borrowings	$	-	[3670]			
	C. Trading and investment securities:						
	1. Exempted securities	$	-	[3735]			
	2. Debt securities	$	-	[3733]			
	3. Options	$	-	[3730]			
	4. Other securities	$	-	[3734]			
	D. Undue concentration	$	-	[3750]			
	E. Other (List)	$	-	[3736]		-	[3740]
10.	Net Capital				$	**93,892**	[3750]

OMIT PENNIES

See independent auditor's report on supplementary information pursuant to Rule 17a-5 of the Securities and Exchange Commission.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum Net Capital required (6 2/3% of line 18)			$	-	[3756]
12. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A			$	25,000	[3758]
13. Net Capital requirement (greater of line 11 or 12)			$	25,000	[3760]
14. Excess Net Capital (line 10 less 13)			$	68,892	[3770]
15. Excess Net Capital at 100% (line 10 less 10% of line 18)			$	93,892	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition			$	-	[3790]
17. Add:					
A. Drafts for immediate credit	$ -	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	[3810]			
C. Other unrecorded amounts (List)	$ -	[3820]	$	-	[3830]
18. Total aggregate indebtedness			$	-	[3840]
19. Percentage of aggregate indebtedness to Net Capital (line 18 ÷ line 10)			%	-	[3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	-	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined Aggregate Debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the Net Capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
22. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
23. Net Capital requirement (greater of line 21 or 22)	$	-	[3760]
24. Excess Net Capital (line 10 less 23)	$	-	[3910]
25. Net Capital in excess of the greater of:			
A. 5% of combined Aggregate Debit items or $120,000	$	-	[3920]

See independent auditor's report on supplementary information pursuant to Rule 17a-5 of the Securities and Exchange Commission.

NOTES:

A. The minimum Net Capital requirement should be computed by adding the minimum dollar Net Capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar Net Capital requirement; or
   2. 6 2/3% of aggregate indebtedness or 2% of Aggregate Debits if alternative method is used

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in nonallowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

See independent auditor's report on supplementary information pursuant to Rule 17a-5 of the Securities and Exchange Commission.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

EXEMPTIVE PROVISIONS

28 If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)		
A. (k)(1) - $2,500 capital category as per Rule 15c3-1	-	[4550]
B. (k)(2)(A) - Special Account for the Exclusive Benefit of customers maintained	X	[4560]
C. (k)(2)(B) - All customer transactions cleared through another broker or dealer on a fully disclosed basis Name of clearing firm_________________[4335]	-	[4570]
D. (k)(3) - Exempted by order of the Commission	-	[4580]

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

State the market valuation and number of items of:

1. Customers fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3 Notes A and B	$	-	[4586]
A. Number of items		-	[4587]
2. Customers fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3 Notes B, C and D	$	-	[4588]
A. Number of items		-	[4589]
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes_______[4584]	No	-	[4585]

OMIT PENNIES

See independent auditor's report on supplementary information pursuant to Rule 17a-5 of the Securities and Exchange Commission.

NOTES:

A. Do not include in item one, customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control, but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.
B. State separately, in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.
C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.
D. Item two must be responded to only with a report, which is filed as of the date selected for the broker's or dealer's annual audit of financial statements whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

See independent auditor's report on supplementary information pursuant to Rule 17a-5 of the Securities and Exchange Commission.

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report on Internal Control

Members
Frontegra Strategies, LLC
Northbrook, Illinois

In planning and performing our audit of the financial statements of **Frontegra Strategies, LLC** (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Our review indicated that **Frontegra Strategies, LLC**, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact business in securities directly with or for other members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2009, no facts came to our attention to indicate such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

February 11, 2010

Frontegra Strategies, LLC

Financial Statements for the Year Ended December 31, 2009